SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.       )*


                  Garden State BancShares, Inc.
                        (Name of Issuer)


                   Common Stock, No Par Value
                 (Title of Class of Securities)

                           365420 108
                         (CUSIP Number)





           Check  the following box if a fee is being  paid  with
this  statement.  [x]   (A  fee is not required only  if  the  filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).















____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  365420 108         13G     Page ___ of ____ Pages


    1. NAMES OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       MICHAEL E. LEVIN  SS#  ###-##-####

    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*  (a) ___
                                                           (b) ___
    3. SEC USE ONLY

    4. CITIZENSHIP OR PLACE OF ORGANIZATION         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5. SOLE VOTING POWER   85,154

    6. SHARED VOTING POWER   93,661

    7. SOLE DISPOSITIVE POWER  85,154

    8. SHARED DISPOSITIVE POWER  53,181

    9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON   178,815***

    10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES *

    11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.9%

       12. TYPE OF REPORTING PERSON*  IN

 * See Instructions.
** Said shares are held as follows:
By Michael E. Levin, individually,                             20,475
By Michael E. Levin and Joy M. Levin (his wife) jointly        35,283
By Joy M. Levin, individually                                  38,393
By Michael E. Levin as trustee/guardian for son, Joshua Levin   4,743
By Michael E. Levin as trustee/guardian for son, Jeremy Levin    3,308
By Michael E. Levin as trustee/guardian for son, Ben Noah Levin  3,500
In self-directed IRA account of Michael E. Levin                3,480
In self-directed IRA account of Joy M. Levin                    2,087
By Michael E. Levin as trustee under trust created under
the Will of Joseph Mandell                                     10,090
By Michael E. Levin as co-trustee under Levin, Shea, Pfeffer
Pension Plan                                                   10,326
By Michael E. Levin as co-trustee under Levin, Shea, Pfeffer
Profit Sharing Plan                                             7,572
By Michael E. Levin as trustee under trust for benefit of
Selma Mandell (mother of Michael E. Levin)                     39,558


Item  1(a).  Name of Issuer:

             GARDEN STATE BANCSHARES, INC.

Item  1(b).  Address of Issuer's Principal Executive Offices:

             2190 W. COUNTY LINE ROAD, JACKSON, NJ  08527

Item  2(a).   Name of Person Filing:

              MICHAEL E. LEVIN

Item  2(b).  Address of Principal Business Office or, if None, Residence:

             OFFICE: LEVIN, SHEA, PFEFFER ,MCMAHON AND RUSSELL, P.A. 2105 W. COUNTY LINE ROAD, JACKSON, NJ 08527

Item  2(c). Citizenship:

             USA

Item 2(d).  Title of Class of Securities:

             COMMON STOCK, NO PAR VALUE

Item 2(e).  CUSIP Number:

             365420 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

   (a)   Broker or Dealer registered under Section 15 of the Act.
   (b)   Bank as defined in Section 3(a)(6) of the Act.
   (c)   Insurance Company as defined in Section 3(a) (19) of the Act.
   (d) Investment Company registered under Section 8 of the Investment Company Act.
   (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
   (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see Rule 13d-1(b)(1)(ii)(F).
   (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G): (Note: see Item 7).
   (h)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item  4.  Ownership.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) Amount Beneficially Owned:  178,815

  (b) Percent of Class:  5.9%

  (c) Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote  85,154

     (ii) shared power to vote or to direct the vote 93,661

    (iii) sole power to dispose or to direct the disposition of 85,154

     (iv) shared power to dispose or to direct the disposition of 53,181

      Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule
13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

      Not Applicable

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [   ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          One or more persons, other than Mr. Levin, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares covered hereby.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FEBRUARY 7, 1995


                                   _______________________________
                                           (Signature)

                                   MICHAEL E. LEVIN
                                      (Name/Title)


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note. Six copies of this statement including all exhibits, should be filed with the Commission.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).